EXHIBIT 8.1
MFC BANCORP LTD.
LIST OF SIGNIFICANT SUBSIDIARIES AS AT DECEMBER 31, 2016
Subsidiaries	Country of Incorporation	Proportion of Voting Interest(1)

MFC Commodities GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
M Financial Corp	Barbados	100%
MFC Corporate Services AG	Switzerland	100%
MFC Power Limited Partnership	Canada	100%
MFC Energy Finance Inc.	Canada	100%
F.J. Elsner GmbH	Austria	100%
FESIL Sales GmbH	Germany	100%
MFC Merchant Bank Limited	Malta	100%
Sino Medical Technology Co. Ltd.	Marshall Islands	100%

Note:
(1)
Percentages rounded to nearest whole number. Our proportional voting interests are identical to our proportional beneficial interests, except for a non-wholly owned subsidiary in Africa from which we derive a 100% beneficial interest resulting from our shareholder loan.